[Letterhead of Shearman & Sterling LLP]
December 15, 2006
BY EDGAR
Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549-3628
Re:	Odyssey Re Holdings Corp. Registration Statement on Form S-1 File No. 333-138340
Dear Mr. Riedler:
On behalf of our client, Odyssey Re Holdings Corp. (“OdysseyRe”), we hereby acknowledge receipt of the comment letter dated November 2, 2006 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form S-1 filed October 31, 2006 (the “Registration Statement”).
On behalf of OdysseyRe, we submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by OdysseyRe’s responses.

[Footer of Shearman & Sterling LLP]

Form S-3
Where You Can Find More Information, page 2
1.	We note that you incorporate by reference the Form 10-K/A filed on October 16, 2006. However, it does not appear you have filed the initial Form 10-K filed on March 31, 2006. Item 12 to the Form S-1 requires incorporation by reference of the Form 10-K and all other reports you have filed since the beginning of the fiscal year. In that regard, please revise this section to specifically incorporate your Form 10-K filed on March 31, 2006.

Response: The Registration Statement has been revised to incorporate by reference OdysseyRe’s Annual Report on Form 10-K filed on March 31, 2006.
Selling Shareholder, page 20
2.	Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If any selling shareholders are registered broker-dealers, please revise to identify such parties as underwriters. The only exception to this position is if the selling shareholder received the shares as underwriting compensation. If any of the selling shareholders are affiliates of broker-dealers, please revise to state that the selling shareholder received the shares in the ordinary course of business and has no agreement to directly or indirectly engage in a distribution of the shares. If a selling shareholder is not able to make such representations, then revise to identify such selling shareholder as an underwriter.

Response: The selling shareholder, NMS Services (Cayman) Inc., is an affiliate of a registered broker-dealer. The selling shareholder received the exchangeable notes, and, upon exchange of the exchangeable notes on November 16, 2006, the common shares, in the ordinary course of business, and has no agreement to directly or indirectly engage in a distribution of such common shares. The disclosure has been revised as requested.

Acknowledgment
OdysseyRe acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve OdysseyRe from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) OdysseyRe may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to Chris Cummings at 416-360-2967 or the undersigned at 416-360-2281.
Sincerely,
/s/  Lawrence Taylor
Lawrence Taylor
Attachment
cc:	Song P. Brandon, Securities and Exchange Commission Donald L. Smith, Esq., Odyssey Re Holdings Corp. Christopher J. Cummings, Shearman & Sterling LLP Stephen Centa, Shearman & Sterling LLP

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